UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DUNKIN’ BRANDS GROUP, INC.

(Name of Subject Company)

DUNKIN’ BRANDS GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

265504100

(CUSIP Number of Ordinary Shares)

David Hoffmann

David Mann

130 Royall Street

Canton, Massachusetts 02021

(Address of registrant’s principal executive office)

(781) 737-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Jane D. Goldstein

Craig E. Marcus

Sarah H. Young

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Dunkin’ Brands Group, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Vale Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Inspire Brands, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $.001 per share (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of October 30, 2020, among Parent, Purchaser, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $106.50 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on November 16, 2020. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Explanatory Note:

This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. The Company believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, the Company wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following disclosure replaces the second paragraph under the heading “Arrangements with Purchaser and Parent – Confidentiality Agreement” on page 14 of the Schedule 14D-9:

Under the Confidentiality Agreement, Parent and Roark Capital Management, LLC (“Roark Capital” or “Roark”) also agreed, among other things, to certain “standstill” provisions for the benefit of the Company that expire two (2) years from the date of the Confidentiality Agreement, including restrictions that prohibit Parent and its representatives (acting on Parent’s behalf or at Parent’s direction) and Roark Capital and any of its affiliated investment funds, portfolio companies or brands from, directly or indirectly, without the prior written consent of the Company Board, (i) acquiring, agreeing to acquire, proposing, seeking or offering to acquire, or facilitating the acquisition or ownership of, any securities or assets of the Company, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities or assets (other than purchases of products or services in the ordinary course of business), (ii) entering, agreeing to enter, proposing, seeking or offering to enter into or facilitating any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company, (iii) making, or in any way participating or engaging in, any solicitation of proxies to vote, or seeking to advise or influence any person or entity with respect to the voting of, any voting securities of the Company, (iv) forming, joining or in any way participating in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company, (v) calling, requesting the calling of, or otherwise seeking or assisting in the calling of a special meeting of the Company Board or the Company stockholders, (vi) otherwise acting, alone or in concert with others, to seek to control or influence the management or the policies of the Company, (vii) disclosing any intention, plan or arrangement prohibited by, or inconsistent with, any of the foregoing, or (viii) advising, assisting or encouraging or entering into any discussions, negotiations, agreements or arrangements with any other person or entity in connection with any of the foregoing.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following disclosure replaces the last sentence of the twenty-fifth paragraph under the heading “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 21 of the Schedule 14D-9:

The decision of the Dunkin’ Brands Board to pursue an engagement with BofA Securities was based on, among other things, BofA Securities’ familiarity with, and experience in, the quick service restaurant industry and transactions similar to the transaction being considered by the Dunkin’ Brands Board. The Dunkin’ Brands Board also considered the recommendation of certain members of the Dunkin’ Brands Board who recommended that the Dunkin’ Brands Board consider BofA Securities based on his or her positive prior professional interactions with or knowledge of BofA Securities acting as financial advisor in comparable transactions, including favorable recommendations regarding BofA Securities’ representation of (i) a special board committee at Papa John’s and (ii) various portfolio companies of financial sponsors with whom members of the Dunkin’ Brands Board have business relationships.

The following disclosure replaces the twenty-ninth paragraph under the heading “Background and Reasons for the Company Board’s Recommendation – Background of the Offer” on page 22 of the Schedule 14D-9:

On October 8, 2020, the Dunkin’ Brands Board met, with members of Dunkin’ Brands management and representatives of Ropes & Gray present, to discuss, among other things, Dunkin’ Brands’ existing projections for fiscal years 2020 through 2023, which projections are referred to in this Schedule 14D-9 as the Company Forecasts and set forth in the Section “Certain Company Management Forecasts. – Certain Unaudited Prospective Financial Information”) of Item 8(f) of this Schedule 14D-9, which Company Forecasts would, subject to the approval by the Dunkin’ Brands Board, be shared with BofA Securities for purposes of their valuation analyses of Dunkin’ Brands. Members of Dunkin’ Brands management presented the key business performance assumptions underlying the Company Forecasts, the basis for such assumptions and the principal factors that could result in actual performance differing from these assumptions, including the continuing uncertainty in the United States and international economies relating to the COVID-19 pandemic and related market effects. The Dunkin’ Brands Board authorized Dunkin’ Brands management to provide the Company Forecasts to BofA Securities for the purpose of BofA Securities preparing its valuation report for the Dunkin’ Brands Board. Also at this meeting, representatives of Ropes & Gray reviewed with the Dunkin’ Brands Board its fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination.

The following disclosure replaces the disclosures under the heading “Opinion of the Financial Advisor to the Company Board – Opinion of BofA Securities Inc.—Summary of Material Company Financial Analyses – Selected Publicly Traded Companies Analysis” beginning on page 35 of the Schedule 14D-9:

Selected Publicly Traded Companies Analysis. BofA Securities reviewed publicly available financial and stock market information for the Company and seven publicly traded companies in the quick service restaurant industry placed in three groups: Mature Growth Franchise Companies, Higher Growth Franchise Companies and Other Coffee Companies. BofA Securities reviewed, among other things, (i) per share equity values, based on closing stock prices on October 29, 2020, of the selected publicly traded companies as a multiple of calendar year 2021 estimated earnings per share, commonly referred to as EPS, (ii) enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on October 29, 2020, plus debt, preferred equity and non-controlling interest (as applicable), and less cash and cash equivalents and marketable securities (as applicable), as a multiple of calendar year 2021 estimated earnings before interest, taxes, depreciations and amortization, commonly referred to as “EBITDA” and (iii) enterprise values of the selected publicly traded companies as a multiple of calendar year estimated 2021 EBITDA minus estimated calendar year 2021 capital expenditures. The selected publicly traded companies and their respective multiples are as follows:

Mature Growth Franchise Companies	2021E EPS	2021E EBITDA	2021E EBITDA-Capex
McDonald’s Corporation	25.9x	17.4x	21.6x
Restaurant Brands International Inc.	19.4x	15.6x	16.2x
The Wendy’s Company	31.8x	17.0x	20.5x
Yum! Brands, Inc.	24.0x	18.5x	19.8x

Higher Growth Franchise Companies	2021E EPS	2021E EBITDA	2021E EBITDA-Capex
Domino’s Pizza, Inc.	30.0x	23.1x	26.0x
Wingstop Inc.	80.9x	43.9x	46.3x

Other Coffee Companies	2021E EPS	2021E EBITDA	2021E EBITDA-Capex
Starbucks Corp.	31.3x	19.4x	28.0x

The overall low to high calendar year 2021 estimated EPS multiples observed for selected publicly traded companies were 19.4x to 80.9x (with an average of 34.8x and a median of 30.0x). The overall low to high calendar year 2021 EBITDA multiples observed for selected publicly traded companies were 15.6x to 43.9x (with an average of 22.1x and a median of 18.5x). The overall low to high calendar year 2021 EBITDA-Capex multiples observed for selected publicly traded companies were 16.2x to 46.3x (with an average of 25.5x and a median of 21.6x). Estimated financial data of the selected publicly traded companies were based on public filings and publicly available research analysts’ estimates, and estimated financial data of the Company were based on the Company Forecasts. Based on the financial characteristics of the selected publicly traded companies and the Company and based on its professional judgment and experience, BofA Securities applied calendar year 2021 EPS multiples of 19.5x to 26.0x based on the Mature Growth Franchise Companies to the Company’s fiscal year 2021 estimated EPS, as adjusted for amortization of intangible assets and long-lived asset impairments, net of the tax impact of such adjustments, of $3.14, as set forth in the Company Forecasts, to calculate a range of implied per share equity values for the Company. BofA Securities then applied calendar year 2021 EBITDA multiples of 16.0x to 19.0x derived from the Mature Growth Franchise Companies to the Company’s fiscal year 2021 estimated EBITDA, as adjusted for long-lived asset impairments, of $504 million, as set forth in the Company Forecasts, and applied calendar year 2021 EBITDA-Capex multiples of 16.0x to 22.0x derived from the Mature Growth Franchise Companies to the Company’s fiscal year 2021 estimated adjusted EBITDA— Capex of $458 million, as provided by Dunkin’ Brands management, to calculate ranges of implied enterprise values for the Company. BofA Securities then calculated implied per share equity value reference ranges for the Company by deducting net debt of the Company of $2,683 million (calculated as debt less cash (exclusive of certain cash balances identified by the management of the Company)) as of September 26, 2020 from such enterprise values and dividing the result by the number of fully-diluted Shares outstanding (calculated using the treasury stock method, based on information provided by the management of the Company). This analysis indicated the following approximate implied per share equity value reference ranges for the Company, rounded to the nearest $0.05, as compared to the Offer Price:

Implied Per Share Equity Value Reference Ranges for the Company			Offer Price
2021E EPS	2021E EBITDA	2021E EBITDA — Capex
$61.15 - $81.50	$64.90 - $82.55	$60.15 - $93.75	$106.50

No company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

The following disclosure replaces the disclosures under the heading “Opinion of the Financial Advisor to the Company Board – Opinion of BofA Securities Inc.—Summary of Material Company Financial Analyses – Selected Precedent Transactions Analysis” beginning on page 37 of the Schedule 14D-9:

Selected Precedent Transactions Analysis. BofA Securities reviewed, to the extent publicly available, financial information relating to eight selected transactions involving companies in the restaurant industry. BofA Securities reviewed transaction values, calculated as the enterprise value implied for the target company, computed as the aggregate consideration payable in the selected transaction, plus debt, preferred equity and non-controlling interest (as applicable), and less cash and cash equivalents and marketable securities (as applicable) of the target company, as (i) a multiple of the target company’s last twelve months’ EBITDA, as adjusted for non-recurring, infrequent, or unusual charges, commonly referred to as “LTM EBITDA” and (ii) a multiple of the target company’s next twelve months’ estimated EBITDA, commonly referred to as “NTM EBITDA”. The selected transactions and their respective multiples are as follows:

Acquiror	Target	LTM EBITDA Multiple	NTM EBITDA Multiple
Berkshire Partners LLC	Portillo’s Restaurant Group, Inc.	14.3x	N/A
Burger King Worldwide Inc.	Tim Hortons Inc.	15.8x	14.9x
JAB Holding Company	Krisy Kreme Doughnuts, Inc.	18.1x	15.6x
Restaurant Brands International Inc.	Popeyes Louisiana Kitchen, Inc.	20.6x	19.0x
JAB Holdings Company	Panera Bread Company	17.8x	16.4x
Arby’s Restaurant Group, Inc.	Buffalo Wild Wings, Inc.	10.7x	10.2x
JAB Holding Company	Pret A Manger Ltd.	15.0x	N/A
Inspire Brands, Inc.	Sonic Corp.	15.8x	15.3x

The overall low to high multiples of the target companies’ LTM EBITDA for the selected transactions were 10.7x to 20.6x, with a mean of approximately 16.0x and a median of 15.8x. BofA Securities then applied LTM EBITDA multiples of 16.0x to 21.0x derived from the selected transactions, based on its professional experience and judgment, to the Company’s LTM adjusted EBITDA as of September 30, 2020 of $458 million, as provided by Dunkin’ Brands management, to calculate a range of implied enterprise values for the Company. The overall low to high multiples of the target companies’ NTM EBITDA for the selected transactions were 10.2x to 19.0x, with a mean of approximately 15.2x and a median of 15.5x. BofA Securities then applied NTM EBITDA multiples of 15.0x to 19.0x derived from the selected transactions, based on its professional experience and judgment, to the Company’s NTM adjusted EBITDA from September 30, 2020 of $496 million, as provided by Dunkin’ Brands management, to calculate a range of implied enterprise values for the Company. BofA Securities then calculated implied per share equity value reference ranges for the Company by deducting net debt of the Company of $2,683 million (calculated as debt less cash (exclusive of certain cash balances identified by the management of the Company)) as of September 26, 2020 from such enterprise values and dividing the result by the number of fully-diluted Shares outstanding (calculated using the treasury stock method, based on information provided by the management of the Company).

Estimated financial data of the selected transactions were based on publicly available information. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, rounded to the nearest $0.05, as compared to the Offer Price:

Implied Per Share Equity Value Reference Ranges for the Company		Offer Price
LTM EBITDA	NTM EBITDA
$56.10 - $83.05	$57.50 - $80.80	$106.50

No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company and the Transactions were compared.

The following disclosure replaces the disclosures under the heading “Opinion of the Financial Advisor to the Company Board – Opinion of BofA Securities Inc.—Summary of Material Company Financial Analyses – Discounted Cash Flow Analysis” on page 38 of the Schedule 14D-9:

Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from the beginning of the fourth quarter of 2020 through December 31, 2025 based on the Company Forecasts, the Company Forecast Extrapolations, and the projected amounts of Unlevered Free Cash Flow prepared by BofA Securities and authorized for its use by the Company, as described below under “Certain Company Management Forecasts – Certain Unaudited Prospective Financial Information”. BofA Securities calculated implied terminal values for the Company based on terminal multiples ranging from 15.0x to 18.0x adjusted EBITDA, which multiple range was selected based on BofA Securities’ professional judgment and experience and after taking into consideration, among other things, the observed historical trading range of the Company for the five year period from 2015 to 2019 and year to date through October 23, 2020 (prior to news reports about a potential transaction on October 25, 2020). The cash flows and terminal values were then discounted to present value as of September 30, 2020 using discount rates ranging from 6.3% to 8.1%, which were based on an estimate of the Company’s weighted average cost of capital obtained using the capital asset pricing model for the estimated cost of equity (which takes into account the risk free rate, the Company’s levered beta and the applicable equity market risk premium) and the estimated after-tax cost of debt of the Company. This analysis indicated the following approximate implied per share equity value reference range for the Company, rounded to the nearest $0.05 per share, as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for the Company	Offer Price
$64.70 - $88.55	$106.50

The following disclosure replaces the paragraph under the heading “Opinion of the Financial Advisor to the Company Board – Opinion of BofA Securities Inc.— Other Factors” on page 38 of the Schedule 14D-9:

BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	historical trading prices of the Shares during the 52-week period ended October 23, 2020 (prior to news reports about a potential transaction on October 25, 2020), which ranged from $39.68 to $89.13;

•

publicly available research analysts’ one-year price targets ranging between $66.00 and $97.00 per Share, discounted to present value at an illustrative rate of 9.0%, reflecting the Company’s estimated cost of equity obtained using the capital asset pricing model (which takes into account the risk free rate, the Company’s levered beta and the applicable equity market risk premium), which generally indicated values ranging from $60.55 to $89.00; and

•

an illustrative analysis of the implied present value of the future value per share at the end of 2022, determined by applying NTM EPS multiples ranging from 22.0x to 28.0x, which range was selected based on BofA Securities’ professional judgment and experience and after taking into consideration, among other things, the observed historical trading range of the Company for the three year period through October 23, 2020 (prior to news reports about a potential transaction on October 25, 2020), to the Company’s estimated adjusted EPS for fiscal year 2023 derived from the Company Forecasts, and then discounting the result using an illustrative discount rate of 9.0%, reflecting the Company’s estimated cost of equity obtained using the capital asset pricing model (which takes into account the risk free rate, the Company’s levered beta and the applicable equity market risk premium), which resulted in a range of illustrative values for the Shares of between $71.55 and $90.05.

The following disclosure replaces the seventh paragraph under the heading “Opinion of the Financial Advisor to the Company Board – Opinion of BofA Securities Inc.— Miscellaneous” on page 39 of the Schedule 14D-9:

In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as manager or underwriter for various debt offerings of Parent and certain of its affiliates, including other affiliates of Roark Capital, including for purposes of acquisition financing, (ii) having acted or acting as lender under certain term loans, letters of credit and credit, leasing and conduit facilities for Parent and certain of its affiliates, including other affiliates of Roark Capital, (iii) having provided or providing certain treasury and trade management services and products to Parent and certain of its affiliates, including other affiliates of Roark Capital, and (iv) having acted as joint bookrunner and co-arranger for, and a lender under, a credit facility for an affiliate of Parent. From October 1, 2018 through September 30, 2020, BofA Securities and its affiliates derived aggregate revenues from Parent and its affiliates, including other affiliates of Roark Capital, of approximately $20,000,000 for investment and corporate banking services, including, but not necessarily limited to, those services listed in items (i) through (iv) in this paragraph.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following disclosure replaces the third paragraph under the heading “Certain Company Management Forecasts. – Certain Unaudited Prospective Financial Information” on page 49 of the Schedule 14D-9:

The Company Forecasts are based on numerous estimates and assumptions, including assumptions regarding Dunkin’ Brands’ U.S. comparable store sales growth, including estimated sales growth rates, as set forth in the table below as “Comparable Stores Sales Growth (Decline)”, U.S. net development growth, expansion of international ice cream margin, growth from Dunkin’ Brands branded consumer product goods and expense leverage and margin expansion. The Company Forecasts take into account, in respect of expected U.S. comparable store sales growth, the COVID-19 pandemic impacted sales base for fiscal year 2020 and growth thereafter driven from a number of key initiatives, including from, among other things, Dunkin’ Brands’ digital transformation efforts, delivery initiatives, convenience optimization, next generation store remodels and holistic menu innovation. The Company Forecasts also reflect expected U.S. development outside of core markets and continued growth and expansion of Dunkin’ Brands’ international ice cream sales in the Middle East and South East Asia. The underlying assumptions used in the Company Forecasts are generally based on information and market factors known to Company management when prepared in 2020.

The following disclosure replaces the fifth paragraph under the heading “Certain Company Management Forecasts. – Certain Unaudited Prospective Financial Information” on page 50 of the Schedule 14D-9:

The following is a summary of the Company Forecasts (based on a fiscal year ending on the last Saturday of the indicated year, in millions (other than adjusted Earnings Per Share and Comparable Store Sales Growth Rate)):

The following disclosure replaces the table on page 50 of the Schedule 14D-9 under the heading “Certain Company Management Forecasts. – Certain Unaudited Prospective Financial Information”:

(Dollars in Millions)
	FY 2020E	FY 2021E	FY 2022E(1)	FY 2023E	FY 2024E(2)	FY 2025E(2)
Comparable Store Sales Growth (Decline)	(4.2%)	4.9%	2.5%	2.8%
Revenue	$1,303	$1,387	$1,447	$1,517	$1,590	$1,664
Adjusted Operating Income (non-GAAP)(3)	$438	$481	$508	$539	$573	$608
Adjusted EBITDA (non-GAAP)(4)(5)	$461	$504	$531	$562	$597	$634
Adjusted Earnings Per Share (EPS) (non-GAAP)(6)	$2.79	$3.14	$3.38	$3.67
Selected Cash Flow Items
Capital Expenditures	$16	$25	$26	$27	$29	$30
Depreciation & Amortization	$41	$41	$41	$42	$43	$44
Franchisee Incentive Amortization	$6	$7	$6	$6	$5	$5
Unlevered Free Cash Flow (non-GAAP)(7)	$340	$362	$381	$403	$427	$452

(1)	Fiscal year 2022 estimated forecasts presented on a 52-week basis.
(2)

The projected financial information for fiscal years 2024 and 2025, referred to herein as the “Company Forecast Extrapolations,” were not included in the Company Forecasts or provided to Parent, but were used by BofA Securities, at the direction of Dunkin’ Brands, in connection with the rendering of its opinion to the Dunkin’ Brands Board and in performing its related financial analyses, as described above under the heading “—Opinion of the Financial Advisor to the Company Board,” and is being provided in this Schedule 14D-9 for informational purposes.

(3)	Adjusted operating income as adjusted for amortization of intangible assets and long-lived asset impairments.
(4)	Earnings before interest expense, taxes, depreciation & amortization, or EBITDA.
(5)

EBITDA as adjusted for long-lived asset impairments, or adjusted EBITDA. Adjusted EBITDA includes the impact of stock-based compensation expense of approximately $11 million for fiscal year 2020 and $14 million for each of fiscal years 2021, 2022, and 2023.

(6)

Adjusted earnings per share as adjusted for amortization of intangible assets and long-lived asset impairments, net of the tax impact of such adjustments. Adjusted earnings per share includes the impact of stock-based compensation expense of approximately $11 million for fiscal year 2020 and $14 million for each of fiscal years 2021, 2022, and 2023.

(7)

Unlevered free cash flow is calculated as adjusted EBITDA less depreciation & amortization, tax effected assuming a tax rate of 26.5%, less capital expenditures and plus franchisee incentive amortization and depreciation & amortization. While unlevered free cash flow was not separately listed as a discrete line item in the Company Forecasts or provided to Parent, it was used by BofA Securities, as authorized by the Dunkin’ Brands Board, in connection with the rendering of its opinion to the Dunkin’ Brands Board and in performing its related financial analyses, as described above under the heading “—Opinion of the Financial Advisor to the Company Board,” and is being provided in this Schedule 14D-9 for informational purposes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2020	DUNKIN’ BRANDS GROUP, INC.

	By:	/s/ David Hoffmann
	Name:	David Hoffmann
	Title:	Chief Executive Officer